Exhibit 12.4

WASHINGTON GAS LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Twelve Months Ended September 30,

($ in thousands)	2012	2011	2010	2009	2008

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS
Preferred Stock Dividends	$1,320	$1,320	$1,320	$1,320	$1,320
Effective Income Tax Rate	0.3947	0.4449	0.3959	0.3824	0.3617
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6053	0.5551	0.6041	0.6176	0.6383
Pre-Tax Preferred Stock Dividends	$2,181	$2,378	$2,185	$2,137	$2,068

FIXED CHARGES:
Interest Expense	$36,174	$40,460	$39,217	$42,887	$45,307
Amortization of Debt Premium, Discount and Expense	352	414	417	406	410
Interest Component of Rentals	1,360	1,267	1,101	1,239	1,290

Total Fixed Charges	37,886	42,141	40,735	44,532	47,007
Pre-Tax Preferred Stock Dividends	2,181	2,378	2,185	2,137	2,068

Total Fixed Charges and Preferred Stock Dividends	$40,067	$44,519	$42,920	$46,669	$49,075

EARNINGS:
Net Income	$110,046	$69,590	$102,349	$106,585	$114,182
Add:
Income Taxes	71,747	55,786	67,081	66,018	64,707
Total Fixed Charges	37,886	42,141	40,735	44,532	47,007

Total Earnings	$219,679	$167,517	$210,165	$217,135	$225,896

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	5.5	3.8	4.9	4.7	4.6